TOKYO AOYAMA AOKI LAW OFFICE

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BAKER & MCKENZIE

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410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

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Bogotá, Brasília, Buenos Aires, Calgary, Caracas, Chicago, Dallas, Guadalajara, Houston, Juárez, México City, Miami, Monterrey, New York, Palo Alto, Porto Alegre, Rio de Janeiro, San Diego, San Francisco, Santiago, São Paulo, Tijuana, Toronto, Valencia, Washington, D.C.

02055622

October 25, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Investor's Guide 2002

We hereby attach English translation of this Investor's Guide.

Thank you for your attention.

Yours truly,

S. Kitamura

Shinichiro Kitamura

SK

cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dlw 10/31

BELLUNA

INVESTOR'S GUIDE 2002

BELLUNA CO., LTD.



Corporate Profile

Belluna Co., Ltd. was established in 1968, initiated mail-order sales of clothing in 1983, and has grown steadily since. Within the slumping Japanese economy, the Company has achieved ten consecutive fiscal years with growth in income and profit.

Behind this achievement is our so-called "agricultural business style," which aims for the long term harvest of fruit that are enlarged by repeating small low-cost as well as low-risk experiments. We also exhibit resilience in "being faithful to the basics" by doing the obvious. Based on this approach, we have the ability to challenge ourselves and be successful by careful creation of what is required to challenge what at first glance seems impossible (we call this "Sound adventure"). The interaction of these strengths has provided the impetus of our growth.

Management Philosophy

1. Starting point of our business

From an international perspective, we will be the first company to release products and services that enrich food, shelter, clothing and recreational needs of customers living in our business area. We contribute to improving the lifestyle and well being of customers by providing functional, economical, fashionable and varied products with our unparalleled system and planning ability.

2. Qualities we expect in our employees

Our employees take on all matters with a cheerful and positive attitude, are devoted to achieving customer satisfaction and always improve results. They constantly challenge themselves to heighten trust, broaden their abilities and capacities without refraining from confronting the difficult situations.

3. The company we strive to be

Belluna will contribute to society from an international perspective with our unparalleled superiority over competitors in the area of food, shelter, clothing and recreation. This will enable us to further heighten our stability, growth potential, continuity and profitability, and become an outstanding company that attracts excellent human resources.

Contents

Disclaimer Regarding Forward-looking Statements

The statements made in this Investor's Guide are given solely to provide information regarding the business performance of Belluna Co., Ltd. during fiscal year 2001 (ended in March 2002) and not to solicit investment in our company's stock. Any statements with respect to Belluna's current plans, strategies and beliefs are forward-looking statements based upon information available as of March 31, 2002, and involve known and unknown risks and uncertainties. Actual events and results may differ materially from those anticipated in these statements.

Financial Highlights

Belluna Co., Ltd. and Consolidated Subsidiaries

Years ended March 31, 2002 and 2001	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. dollars 2002
Sales	¥ 90,016	¥ 77,215	$ 678,094
Operating income	9,206	7,581	69,355
Net income	4,975	4,163	37,476
Total assets	76,940	69,893	579,588
Total shareholders' equity	32,915	28,315	247,948
Cash dividends	444	376	3,350

Per share data	Yen		U.S. dollars
Net income (diluted)	¥ 254.24	¥ 212.73	$ 1.91
Cash dividends	25	25	0.18
Shareholders' equity	1,682.13	1,591.70	12.67

Note: Calculation based on the exchange rate of U.S. $1=¥132.75 (March 31, 2002).

Sales

Millions of Yen



90,016
80,000
60,000
40,000
20,000
0
'98
'99
'00
'01
'02

Net income

Millions of Yen



4,975
5,000
4,000
3,000
2,000
1,000
0
'98
'99
'00
'01
'02

Net income per share(diluted)

Yen



254.24
250
200
150
100
50
0
'98
'99
'00
'01
'02

Note: Consolidated financial statements were first prepared for the year ended March 2000. Accordingly, figures for 1998 and 1999 are on a non-consolidated basis, provided for reference.

Message from the President

Aiming to become a truly outstanding company with a strong balance of stability, growth potential, continuity, profitability and action.

Belluna began by selling seals door-to-door in 1968, and after overcoming a number of turning points, in 1983, began the mail-order selling of clothing through newspaper inserts. We commenced a full-fledged catalog mail-order business after the issuance of catalogs in 1986. Since then, we have been widening our range of products and services. We have thus, in effect, been involved in catalog sales for only sixteen years and have since maintained high growth and come to the point where aiming to be the top company in the industry is a realistic challenge.

We have always followed the philosophy of "Contributing to society through the provision of increasingly convenient, economic and fashionable products and services that enrich food, shelter, clothing and the recreational needs of our customers." Our activities that remain faithful to this philosophy have been well received and have enabled us to maintain strong business results. Consequently, we are now the most noted company in the industry.

Our next goal is to become the top company in the mail-order sales industry. I firmly believe this will be realized in the near future. However, we are seeking greater success. Our ultimate goal is to become a truly outstanding company. What is an outstanding company? It is a company with well-balanced stability, growth potential, continuity, profitability and action. It is a powerful company that remains unperturbed despite changes in the external environment and market trends. It is also a company where employees take pride in their work and are more competent than those in any other first-rate company. Consequently, we would like to realize highly efficient management that will satisfy all our shareholders.



Kiyoshi Yasuno
President and Representative Director

1. Fiscal Year Business Results

During the term under review (year ended March 31, 2002), consolidated sales increased year-on-year by 16.6% to 90,016 million yen, operating income increased by 21.4% to 9,206 million yen and net income increased by 19.5% to 4,975 million yen.

Despite signs of improvement in some areas of exports in the latter half of the year, the Japanese economy continued to struggle with continued low capital investment. With the continued sluggishness of personal expenditures due to deteriorating employment conditions and stagnant incomes, future economic prospects remain unclear.

Under these conditions, we have achieved 10 consecutive years of growth in income and profit. The efforts to achieve efficient sales activities by focusing on the customer and implementing low cost, high quality, and high morale policies in our business led to these excellent results.

Our EPS increased year-on-year by 9.4% to 254.24 yen and ROE was 16.3%, an increase of 0.9 points year-on-year.

While companies struggle through the economic recession, we continued to pursue our philosophy of "being faithful to the basics" in our business endeavors. We have responded sensitively to sales data and improved our ability to plan products and our accuracy in customer segmenting through thorough process of hypothesis and verification. This has enabled us to gain an efficient high level of response from our customers and to suppress medium expenses. Consequently, the ratio of medium costs to sales improved from 24.2% to 24.0%.

Active members (customers that have made a purchase within the last two years) of the catalog business increased by 15.6 % year-on-year to 3.33 million members. This is due to the increase in new customers who made purchases via our newspaper inserts, one of our strong points, and our promotion of purchasing among non-active members.

In the fiscal year ending March 31, 2003, we will continue to place greatest priority on increasing and activating our customer lists.

2. Industry Prospects and the Market Environment

The Japanese economy remains unable to escape from its severe state and the slump in personal consumption and deflationary conditions continue. This environment has also influenced the mail order sales industry and almost all of the major firms are struggling. Furthermore, retail prices have had the tendency to drop over the past few years and the battle over market share with shops is intensifying. However, in the overall mail order industry there are bright spots including single item catalog sales, B-to-B sales and sales of products via TV. Consequently, the overall market is expanding. Belluna perceives this era of confusion as the perfect opportunity for the old leaders to be replaced by the new and we are striving to become the industry leader in the near future while maintaining a balance between growth potential and profitability.

3. Belluna's Strengths

There are five primary reasons why we were able to post excellent results in these severe market conditions.

First, our ability to develop customers using the mass media. The primary means of using the mass media is newspaper inserts and we have used this method to capture more than 700,000 new customers a year at a very low cost compared to our competitors.

Second, our effective use of customer lists. We use the customer lists we gather through the above efforts to conduct businesses in a variety of areas that provide various conveniences to customers. This effective use of lists has helped us increase our share among customers. This portfolio management has greatly contributed to the stability of our performance.

Third, we have secured a higher gross profit rate than our competitors in the industry. This is due to the raising of our gross profit rate by proactively entering non-product-sale segments including financing and commission businesses. As a note, these efforts during the year ended in March 2002 helped us raise the gross profit rate for product sales along by 4.6% on a non-consolidated base.

Fourth, qualitatively our organization is young, simple and flat, and makes decisions quickly. We have made a daring transfer of authority to our young employees. Furthermore, we have utilized an incentive system and formed game-like scenarios for work that have aroused motivation among our employees. Our approach to capital investment is also one of catching up to rather than leading

sales growth and thus is very sound.

Fifth, our roots in sales are Hanpukai (monthly delivery services) and the developed format of this approach consists of set sales and installment sales. Our main targets are working housewives in their 40s and 50s in the mid-level income bracket. They are in the middle or slightly advanced trends and there are almost no mail order companies that compete with us in the areas of sales means, targets and trend relationship.

4. Plans and Strategies for the Current Term

As for performance in the current term ending March 31, 2003, we are planning for a year-on-year increase in sales of 22.4% to 110,200 million yen, an increase in operating income of 13.8% to 10,476 million yen and an increase in net income of 21.8% to 6,060 million yen.

Our number one administrative strategy is to prepare a full lineup of catalogs for each targeted customer age groups. Specifically, we are planning to nurture separate media for women in their 20s and 30s, expand men's wear and women's inner wear, and develop media for the elderly and children.

Our second priority is to promote one-to-one marketing. In this area, we will further specialize to create specialty catalogs per item. We will delve into our product lineups and provide products that meet the needs of customers based on their purchasing histories and with pinpoint accuracy. This approach will be used to heighten the response among our customers.

We will use the above steps to expand our customer groups and sales channels, further encircle existing customers, increase the products and services we provide and enlarge our earnings in the medium to long-term.

5. Conclusion

Belluna will contribute to the creation of customer value and a wealthy society through the implementation of low cost, high quality and high morale policies that aren't influenced by the outside environment or market trends and also heighten corporate value through the achievement of administrative targets. This makes it vital to steer the company while maintaining a balance among the stability, growth potential, continuity and profitability of our businesses and performance.

We will strive to manage the group with the shareholder in mind and do our best to meet your expectations.

Topics of the Year

1 Obtain Trade Rights for Friendly Co., Ltd.

Belluna obtained the trade rights for the mid-level mail order sales company Friendly in January 2002. The acquisition was made due to the expectation of synergy in sales resulting from the garnering of target groups and sales routes differing from such existing at Belluna.

2 Establishment of ADR Program

Belluna has established a sponsored ADR program to develop North American investors, spread out our investor group and heighten liquidity. From January 2, 2002 it has become possible to trade our shares in the U.S.A. in the form of ADRs. We anticipate that this will generate increased trade volume in Japan and activate our overall outstanding shares.

3 Stock Split

Belluna conducted a stock split for shareholders as of March 31, 2002, in which possessed shares were split at a ratio of 1:1.1. As a result, our total outstanding shares increased by 1,956,993 shares to 21,526,932 shares. Furthermore, this was the third consecutive fiscal year with a stock split following the 1:1.2 split on March 31, 2000 and the 1:1.1 split on March 31, 2001.

4 Convertible Bonds

Belluna's board of directors ratified the issuing of our second unsecured convertible bonds with a 120% call option on March 19, 2002 to further strengthen our financial constitution and incorporate a new group of personal investors. The following is an overview of the issuance.

1) Issued amount: 5 billion yen
2) Conversion price: 4,592 yen per share
3) Interest rate: 0.2% per annum
4) Issue date: April 15, 2002
5) Redemption deadline: March 30, 2007
6) Fund usage: Capital investment, payment of outstanding loans, investment and financing

Review of Operation

Catalog Business

Overall sales increased including clothing, accessories & hobby goods, and especially household goods showed favorable results, posting a year-on-year sales increase of 17.6%. As a result, sales amounted to 67,132 million yen (year-on-year increase of 13.0%) and operating income totaled 5,760 million yen (year-on-year increase of 25.2%).

Strategy for the current term (year ending March 31, 2003)

The catalog business will focus on reinforcing and activating its lists. It will activate business by strengthening services provided to preferred customers. It will also strengthen development of new mediums.

Catalog business sells lifestyle products via mail-order sales using catalogs and other media, as well as conducting other related businesses. Main products include clothing, household goods, accessories, hobby goods and foodstuff. The catalog business is conducted by Belluna.

Hanpukai (Monthly Delivery Services)

Owing to the favorable sales of wine and prepared food, sales showed steady growth to reach 9,787 million yen (year-on-year increase of 10.7%). However, due to the increase in sales costs, operating income decreased to 374 million yen (year-on-year decrease of 38.1%).

Strategy for the current term

The hanpukai business is promoting a transfer from mass-media-centered distribution to catalog-centered distribution. It is also developing and introducing new products, materials and projects to entrench customers and heighten medium efficiency.

Hanpukai conducts monthly delivery of set mail-order products ordered by customers over a 12-month period. Main products are foodstuffs and gardening related products. Belluna conducts the hanpukai business.

Single Item Mail Order Sales

Sales showed a steady increase centering on our overseas subsidiaries and sales amounted to 7,029 million yen (year-on-year increase of 64.3%), while operating income totaled 544 million yen (year-on-year increase of 124.6%).

Strategy for the current term

As an overseas business strategy, we are researching and preparing to set up operations in Korea during the current term, and in China within a few years using the same business model as in Japan.

The following Belluna subsidiaries specialize in single item mail-order sales: Toyo Kampo, Friendly, Ozio, Bell-Net International Hong Kong, and B.N. International U.S.A.

Financial Services

Outstanding loans were steadily increased centering on preferred customers, and favorable results were achieved with interest income of 4,545 million yen (year-on-year increase of 15.8%) and operating income of 1,885 million yen (year-on-year increase of 4.7%).

Strategy for the current term

In the financial services, we believe it is important to increase high quality outstanding loans that lead to profits. In order to generate reasonable expansion in line with customer needs and acquire new customers, we plan to establish a system that can provide more detailed services by taking local qualities into consideration along with enhancing customer convenience.

Financial services provides consumer financing mainly to mail-order sales customers. Belluna and Bell-Net Finance conduct the financial services business.

Other Businesses

With the expansion of our insert enclosing and mailing commission business through the proactive development of new clients, sales of other businesses totaled 1,522 million yen (year-on-year increase of 103.4%) and operating income amounted to 580 million yen (year-on-year increase of 103.5%).

Strategy for the current term

In the case of other businesses, steps will be taken to reduce order costs for existing customers and cultivate new customers by constructing a system for orders received via the Internet and their shipping that will list catalog products on the Web. As for the exhibition sales business, sales centers will be increased to further out national expansion.

Other businesses includes an insert enclosing and mailing commission business where direct mail of other companies are enclosed with our products and catalogs for a fee. In addition, we conduct exhibition sales, the Internet business and leasing of buildings. These businesses are conducted by Belluna and El Dorado.

Sales by business segment



Other Businesses
1.7%
Financial Services
5.8%
Single Item
Mail Order Sales
7.8%
Catalog Business
74.6%
(Monthly Delivery Services)

Operating income by business segment



Catalog
Single Item
Order Sales
(Monthly Deli

Review

Assets

The increase in cash and deposits reflecting the rise in income before income taxes and minority interests along with the increase in business loans led to current assets increasing year-on-year by 6,655 million yen to 53,962 million yen. Owing to capital investments in new logistics facilities and employee dormitories, fixed assets increased by 390 million yen to 22,977 million yen. Consequently, total assets at year-end totaled 76,940 million yen.

Liabilities/Shareholders' Equity

Owing to the increase in notes and accounts payable in correlation with the rise in sales and the increase in accrued expenses, year-end current liabilities increased year-on-year by 3,661 million yen. Long-term liabilities decreased by 1,214 million yen due to repayment of long term borrowings. As a result, total liabilities increased by 2,447 million yen to 44,025 million yen.

Shareholders' equity increased by 4,599 million yen to 32,915 million yen due to the increase in retained earnings in correlation with the rise in net income.

Cash Flows

Cash and cash equivalents for the year ended March 31, 2002 posted a year-on-year increase of 1,919 million yen resulting in cash and cash equivalents at year-end of 13,236 million yen. This is due to improved cash flows from investing activities, offsetting the decrease in cash flows from financing activities.

[Cash Flows from Operating Activities]
Cash earned through operating activities increased year-on-year by 102 million yen to 4,479 million yen (year-on-year increase of 2.3%). This is due to the increase in income before income taxes and minority interests in correlation with sales growth.

[Cash Flows from Investing Activities]
Cash used in investing activities decreased year-on-year by 3,363 million yen (year-on-year decrease of 79.3%) due to the fall in expenditures for acquiring tangible fixed assets. Major tangible fixed assets acquired during the year are the employee dormitory and a returned product center (Ryoke Yamanoshita Clinic Center).

[Cash Flows from Financing Activities]
Cash used in financing activities amounted to 1,764 million yen. During the last fiscal year, there was income from the bond issue, which led to 960 million yen in cash from financing activities. However, long-term borrowings were repaid during the year, and major financing activities did not take place.

Issues facing the Company (Financial Issues)
There is sufficient working capital due to a surplus of 4,479 million yen in cash flows from operating activities and a 13,236 million yen balance in cash and cash equivalents as of the year-end.

Operating income/Operating income to sales


Millions of Yen
%
Operating income
Operating income to sales
9,206
7,500
5,000
2,500
0
15
10
5
0
10.23
'98
'99
'00
'01
'02

Total shereholders' equity/ROE


Millions of Yen
%
Total shereholders' equity
ROE
32,915
30,000
20,000
10,000
0
30
20
10
0
16.30
'98
'99
'00
'01
'02

Total assets/ROA


Millions of Yen
%
Total assets
ROA
76,940
60,000
40,000
20,000
0
9
6
3
0
6.78
'98
'99
'00
'01
'02

Note: 1. Consolidated financial statements were first prepared for the year ended March 2000. Accordingly, figures for 1998 and 1999 are on a non-consolidated basis, provided for reference.
2. ROA=Net income/Average total assets

Five Year Summary

The financial statements in this investor's guide are translations of the financial statements contained in securities filings that companies that are issuers of marketable securities are required to submit to the Financial Service Agency in accordance with Japan's securities regulations.
The financial statements are not audited by an independent certified accountant.

	Millions of Yen					Thousands of U.S. dollars
Years ended March 31	1998	1999	2000	2001	2002	2002
OPERATING RESULTS:						
Sales	¥ 54,962	¥ 55,675	¥ 61,382	¥ 77,215	**¥ 90,016**	**$ 678,094**
Cost of sales	25,783	25,988	27,700	34,742	**39,593**	**298,252**
Gross profit	29,199	30,125	33,985	42,775	**50,838**	**382,961**
Selling, general and administrative expenses	26,836	26,663	27,765	35,194	**41,631**	**313,606**
Operating income	2,362	3,462	6,220	7,581	**9,206**	**69,355**
Net income	1,334	1,732	3,617	4,163	**4,975**	**37,476**
FINANCIAL POSITION AT YEAR-END:						
Total assets	49,052	49,883	59,164	69,893	**76,940**	**579,588**
Total liabilities	30,647	29,838	33,571	41,578	**44,025**	**331,639**
Total shareholders' equity	18,404	20,045	25,592	28,315	**32,915**	**247,948**
PER SHARE AMOUNTS:			Yen			U.S. dollars
Net income (diluted)	¥ 68.17	¥ 88.51	¥ 184.85	¥ 212.73	**¥ 254.24**	**$ 1.91**
Cash dividends	15	17	25	25	**25**	**0.18**
Shareholders' equity	1,283.21	1,403.55	1,697.74	1,591.70	**1,682.13**	**12.67**
OTHER DATA:			Thousands			
Number of shares issued (thousands)	14,342	14,281	15,074	17,789	**19,569**	

Note: 1. Calculation based on the exchange rate of U.S. $1=¥132.75 (March 31, 2002).
2. Consolidated financial statements were first prepared for the year ended March 2000. Accordingly, figures for 1998 and 1999 are on a non-consolidated basis, provided for reference.

Consolidated Balance Sheets

Belluna Co., Ltd. and Consolidated Subsidiaries

March 31, 2002 and 2001	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars 2002
Assets			
Current assets			
Cash and deposits with banks	¥ 12,773	¥ 10,011	$ 96,220
Notes and accounts receivable-trade	13,259	11,252	99,879
Loans receivable-trade	16,767	15,071	126,308
Marketable securities	3,650	5,476	27,499
Inventories	5,369	5,074	40,451
Deferred income tax assets	437	413	3,297
Other	2,638	657	19,875
Allowance for doubtful accounts	(933)	(651)	(7,033)
Total current assets	53,962	47,306	406,498
Fixed assets			
Tangible fixed assets			
Buildings and structures	8,922	8,491	67,212
Machinery, equipment and vehicles	185	210	1,396
Furniture and fixtures	197	214	1,485
Land	10,147	10,349	76,438
Construction in progress	519	247	3,914
Total tangible fixed assets	19,971	19,513	150,447
Intangible fixed assets	330	160	2,488
Total intangible fixed assets	330	160	2,488
Investments and other assets			
Investments in securities	2,051	2,169	15,452
Long-term loans receivable	50	50	376
Deferred income tax assets	97	137	736
Other	496	646	3,739
Allowance for doubtful accounts	(20)	(91)	(151)
Total investments and other assets	2,675	2,911	20,153
Total fixed assets	22,977	22,586	173,089
Total	¥ 76,940	¥ 69,893	$ 579,588

March 31, 2002 and 2001	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars 2002
Liabilities			
Current liabilities			
Notes and accounts payable-trade	¥ 22,752	¥ 19,617	$ 171,397
Short-term borrowings	3,043	3,094	22,926
Current portion of convertible bonds	8	–	64
Accrued expenses	3,781	3,117	28,485
Corporation and inhabitants taxes payable	1,959	1,881	14,764
Accrued bonuses	407	293	3,070
Other	1,672	1,961	12,598
Total current liabilities	33,626	29,964	253,306
Long-term liabilities			
Bonds	5,000	5,000	37,664
Convertible bonds	–	10	–
Long-term borrowings	4,968	6,227	37,430
Reserve for retirement benefits	41	49	308
Reserve for retirement benefits for directors and corporate auditors	209	198	1,574
Other	179	127	1,353
Total long-term liabilities	10,398	11,613	78,332
Total liabilities	44,025	41,578	331,639
Shareholders' equity			
Capital stock	6,770	6,769	51,004
Additional paid-in capital	7,167	7,166	53,989
Consolidated retained earnings	18,869	14,335	142,142
Difference on revaluation of other marketable securities	31	–	238
Translation adjustments	86	44	648
Treasury stock	(10)	(0)	(76)
Total shareholders' equity	32,915	28,315	247,948
Total liabilities and shareholders' equity	¥ 76,940	¥ 69,893	$ 579,588

Consolidated Statements of Income

Belluna Co., Ltd. and Consolidated Subsidiaries

Years ended March 31, 2002 and 2001	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars 2002
Sales	¥ 90,016	¥ 77,215	$ 678,094
Cost of sales	39,593	34,742	298,252
Gross profit	50,423	42,472	379,841
Adjustment to profit on installment sales	(414)	(303)	(3,120)
Less: Gross profit	50,838	42,775	382,961
Selling, general and administrative expenses	41,631	35,194	313,606
Operating income	9,206	7,581	69,355
Non-operating income			
Interest income	53	64	402
Dividends received	6	13	45
Rent income	69	77	520
Income from discharge of debt	57	–	435
Compensation received	62	52	472
Other	72	59	548
Total non-operating income	321	268	2,424
Non-operating expenses			
Interest expense	255	225	1,926
Bond issuance cost	–	32	–
Provision for doubtful accounts	–	70	–
Other	176	129	1,331
Total non-operating expenses	432	458	3,257
Ordinary income	9,096	7,391	68,522
Special gains	98	45	745
Special losses	595	139	4,483
Income before income taxes and minority interests	8,600	7,297	64,785
Corporation, inhabitants and enterprise taxes	3,632	3,317	27,359
Adjustment to corporation tax, etc.	(6)	(182)	(51)
Net income	¥ 4,975	¥ 4,163	$ 37,476

Consolidated Statements of Retained Earnings

Belluna Co., Ltd. and Consolidated Subsidiaries

Years ended March 31, 2002 and 2001	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. Dollars 2002
Consolidated retained earnings at beginning of period	¥ 14,335	¥ 11,677	$ 107,988
Increase in consolidated retained earnings			
Increase in retained earnings due to increase in consolidated subsidiaries	3	—	28
Decrease in consolidated retained earnings			
Decrease in retained earnings due to increase in consolidated subsidiaries	–	0	–
Dividends	444	376	3,350
Retirement of stock with related deduction of retained earnings	–	1,128	–
Net income	4,975	4,163	37,476
Retained earnings at end of period	¥ 18,869	¥ 14,335	$ 142,142

Consolidated Statements of Cash Flows

Belluna Co., Ltd. and Consolidated Subsidiaries

Years ended March 31, 2002 and 2001	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars 2002
Cash flows from operating activities			
Income before income taxes and minority interests	¥ 8,600	¥ 7,297	$ 64,785
Depreciation	716	642	5,395
Bond issuance cost	–	32	–
Increase/decrease in allowance for doubtful accounts	208	(64)	1,573
Increase in accrued bonuses	114	91	863
Decrease in reserve for retirement benefits	–	(0)	–
Decrease/increase in reserve for retirement allowances	(8)	3	(66)
Increase in reserve for retirement benefits for directors and corporate auditors	10	13	81
Interest and dividend income	(59)	(26)	(447)
Interest expense	255	196	1,926
Loss on sales of marketable securities	18	7	142
Gain/loss on sales of investment securities	150	(8)	1,130
Loss on devaluation of investments in securities	79	107	601
Gain/loss on sales of treasury stock	0	(1)	1
Loss on retirement of tangible fixed assets	28	2	215
Loss on disposal of tangible fixed assets	262	–	1,979
Loss on sales of intangible fixed assets	5	–	37
Increase in notes and accounts receivable-trade	(1,989)	(2,365)	(14,984)
Increase in loans receivable-trade	(1,696)	(3,005)	(12,776)
Increase in inventories	(229)	(189)	(1,727)
Increase in other current assets	(1,941)	(209)	(14,625)
Increase in purchase liabilities	2,320	2,327	17,480
Increase in other current liabilities	1,148	2,684	8,651
Increase in other fixed liabilities	52	29	395
Loss on sales of other investment	63	–	475
Other	117	70	884
Subtotal	8,229	7,633	61,991
Interest and dividends received	58	26	439
Interest paid	(254)	(180)	(1,916)
Payment of income taxes, etc.	(3,553)	(3,101)	(26,771)
Cash flows from operating activities	4,479	4,377	60,514
Cash flows from investing activities			
Increase in time deposits	(23)	(158)	(173)
Withdrawal of time deposits	–	165	–
Expenditure for purchase of securities	(8,852)	(1,002)	(66,684)
Proceeds from sales of securities	9,832	194	74,064
Expenditure for purchase of tangible fixed assets	(1,578)	(2,801)	(11,893)
Proceeds from sales of tangible fixed assets	55	–	419
Expenditure for purchase of intangible fixed assets	(77)	(0)	(581)
Proceeds from sales of intangible fixed assets	2	–	17
Expenditure for purchase of investment securities	(548)	(891)	(4,132)
Proceeds from sales of investment securities	501	301	3,776
Payments for loans receivable	(276)	(145)	(2,080)
Proceeds from collection of loans receivable	257	60	1,938
Payments for other investments	(25)	(41)	(191)
Proceeds from collection of other investments	46	78	350
Payments for transfer of business	(190)	–	(1,433)
Cash flows from investing activities	(876)	(4,239)	(6,544)
Cash flows from financing activities			
Expenditure for repayment of short term borrowings	0	(1,339)	0
Proceeds from long-term borrowings	300	739	2,259
Expenditure for repayment of long-term borrowings	(1,609)	(1,903)	(12,127)
Proceeds from bond issued	–	4,967	–
Proceeds from sales of treasury stock	14	47	111
Expenditure for purchase of treasury stock	(24)	(44)	(187)
Dividends paid	(444)	(376)	(3,350)
Cancellation of treasury stock	–	(1,128)	–
Cash flows from financing activities	(1,764)	960	(13,294)
Translation differences on cash and cash equivalents	67	50	507
Increase in cash and cash equivalents	1,905	1,147	41,183
Cash and cash equivalents at beginning of period	11,317	10,120	85,257
Cash and cash equivalents of additional consolidation of a subsidiary at beginning of period	13	49	102
Cash and cash equivalents at end of period	¥ 13,236	¥ 11,317	$ 126,542

Non-Consolidated Balance Sheets

March 31, 2002 and 2001	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars 2002
Assets			
Current assets			
Cash and deposits with banks	¥ 11,113	¥ 9,300	$ 83,719
Notes receivable	10	1	75
Accounts receivable-trade	12,201	10,898	91,911
Loans receivable-trade	16,574	14,990	124,852
Marketable securities	3,218	5,246	24,244
Treasury stock	–	0	–
Merchandise	4,084	3,953	30,765
Supplies	634	691	4,780
Advances paid	2	5	20
Prepaid expenses	213	239	1,605
Deferred income tax assets	433	406	3,265
Accounts receivable-other	1,164	–	8,772
Other	2,086	653	15,718
Allowance for doubtful accounts	(836)	(607)	(6,297)
Total current assets	50,901	45,681	383,435
Fixed assets			
Tangible fixed assets			
Buildings	7,044	6,561	53,067
Structures	229	223	1,732
Machinery and equipment	161	183	1,214
Vehicles	18	20	142
Furniture and fixtures	171	180	1,289
Land	8,709	8,928	65,606
Construction in progress	488	247	3,677
Total tangible fixed assets	16,823	16,344	126,729
Intangible fixed assets			
Leasehold	3	3	29
Telephone subscription rights	47	54	359
Rights to use public facilities	15	17	118
Computer software	128	81	971
Other	0	0	4
Total intangible fixed assets	196	157	1,482
Investments and other assets			
Investments in securities	1,989	2,098	14,990
Investments in stock of affiliated companies	304	264	2,294
Capital contributions	163	189	1,234
Long-term loans receivable	50	50	376
Long-term loans to affiliated companies	2,338	2,465	17,613
Claims in bankruptcy and receivables from reorganizing companies,etc	38	41	292
Long-term prepaid expenses	52	64	392
Deferred income tax assets	127	168	960
Other	227	343	1,711
Allowance for doubtful accounts	(20)	(91)	(151)
Total investments and other assets	5,272	5,593	39,715
Total fixed assets	22,292	22,095	167,927
Total	¥ 73,193	¥ 67,777	$ 551,362

March 31, 2002 and 2001	Millions of yen 2002	2001	Thousands of U.S. dollars 2002
Liabilities			
Current liabilities			
Notes payable-trade	¥ 17,860	¥ 16,009	$ 134,539
Accounts payable-trade	3,322	3,147	25,026
Short-term borrowings	1,680	1,680	12,655
Current portion of long-term borrowings	1,263	1,322	9,516
Current portion of convertible bonds	8	-	64
Accounts payable-other	211	125	1,596
Accrued expenses	3,194	2,845	24,062
Corporation and inhabitants taxes payable	1,910	1,793	14,393
Advances received	353	271	2,664
Deposits received	118	124	891
Accrued bonuses	376	293	2,832
Unrealized profit on installment sales	919	1,333	6,925
Other	15	14	116
Total current liabilities	31,233	28,961	235,284
Long-term liabilities			
Bonds	5,000	5,000	37,664
Convertible bonds	–	10	–
Long-term borrowings	4,393	5,552	33,098
Reserve for retirement benefits	8	3	65
Reserve for retirement benefits for directors and corporate auditors	209	198	1,574
Other	23	40	174
Total long-term liabilities	9,634	10,805	72,578
Total liabilities	40,868	39,767	307,862
Shareholders' equity			
Capital stock	6,770	6,769	51,004
Additional paid-in capital	7,167	7,166	53,989
Legal reserve	188	143	1,422
Retained earnings			
Voluntary reserve			
General reserve	12,983	10,383	97,800
Unappropriated retained earnings at end of period	5,193	3,547	39,120
Total retained earnings	18,176	13,930	136,920
Difference on revaluation of other marketable securities	31	–	238
Treasury stock	(10)	–	(76)
Total shareholders' equity	32,324	28,010	243,500
Total liabilities and shareholders' equity	¥ 73,193	¥ 67,777	$ 551,362

Non-Consolidated Statements of Income

Years ended March 31, 2002 and 2001	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars 2002
Sales	¥ 82,453	¥ 72,970	$ 621,120
Cost of sales	37,247	33,373	280,580
Gross profit	45,206	39,596	340,539
Adjustment to profit on installment sales	(414)	(303)	(3,120)
Less: Gross profit	45,620	39,900	343,660
Selling, general and administrative expenses	36,950	32,519	278,343
Operating income	8,670	7,380	65,317
Non-operating income			
Interest income	45	27	344
Interest income on securities	38	30	292
Dividends received	6	13	45
Rent income	120	125	905
Income from discharge of debt	54	19	411
Compensation received	62	52	472
Other	90	68	684
Total non-operating income	419	356	3,157
Non-operating expenses			
Interest expense	136	177	1,025
Interest on bond	103	28	776
Bond issuance cost	–	32	–
Loss on sales of marketable securities	19	–	143
Provision for doubtful accounts	–	70	–
Other	133	124	1,004
Total non-operating expenses	391	434	2,949
Ordinary income	8,698	7,303	65,525
Special gains	92	45	699
Special losses	592	139	4,463
Income before income taxes	8,198	7,209	61,761
Corporation, inhabitants and enterprise taxes	3,472	3,150	26,154
Adjustment to corporation tax, etc.	(8)	(181)	(66)
Net income	4,735	4,240	35,673
Unappropriated retained earnings, beginning of year	457	436	3,447
Loss on cancellation of treasury stock	–	1,128	–
Unappropriated retained earnings at end of period	¥ 5,193	¥ 3,547	$ 39,120

Non-Consolidated Appropriation of Retained Earnings

Years ended March 31, 2002 and 2001	Millions of yen 2002	2001	Thousands of U.S. dollars 2002
Unappropriated retained earnings at end of period	¥ 5,193	¥3,547	$ 39,120
Appropriations			
Legal reserve	–	45	–
Dividends	489	444	3,685
Voluntary reserve			
General reserve	4,000	2,600	30,131
Unappropriated retained earnings carried forward	¥ 704	¥ 457	$ 5,303

Data
(As of March 31, 2002)

Company name : Belluna Co., Ltd.
Head office : 4-2, Miyamoto-cho, Ageo City, Saitama Pref. 362-8688, Japan
Phone : +81-48-771-7753
Paid-in capital : ¥6,770 million
Established : June 1977
Employees : 617
Businesses : Belluna is a mail-order sales company through catalogs and the mass media with the primary clientele being women in their 40's to 50's.
Consolidated subsidiaries : Toyo Kampo
Bell-Net International Hong Kong Ltd.
B.N. International U.S.A. Inc.
Bell-Net Finance Co., Ltd.
El Dorado Co., Ltd.
Ozio Co., Ltd
Friendly Co., Ltd.

Corporate Auditors (As of June 27, 2002)

President and Representative Director	Kiyoshi Yasuno
Senior Managing Director	Yukio Ohashi
Directors	Masako Sato
	Tomonori Uno
	Junko Shishido
Standing Corporate Auditors	Tadashi Furuhashi
	Takashi Ueda
Corporate Auditors	Isao Nakamura
	Yukimitsu Watabe

Information
(As of March 31, 2002)

Common stock
Exchange : Tokyo Stock Exchange, 1st Section
Shares issued and outstanding : 19,569,939
Number of shareholders : 2,186

ADRs
Exchange : OTC (U.S.A.)
Ratio : 2 ADRs = 1 Ordinary Share
Symbol : BLUNY
CUSIP : 07986W102
Depositary : The Bank of New York
Tel (212)815-2042
U.S. toll free 888-269-2377 (888-BNY-ADRS)
URL : http://www.adrbny.com

For further information :
URL : http://www.irstreet.com/e/index9997.jsp
E-mail : ir@belluna.co.jp

BELLUNA
BELLUNA CO., LTD.

4-2, Miyamoto-cho, Ageo City, Saitama Pref. 362-8688, Japan
TEL.+81-48-771-7753
URL(Official site).http://www.belluna.co.jp
(IR site).http://www.irstreet.com/e/index9997.jsp